

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

March 31, 2009

Mr. Mark S. Zouvas
Chief Executive Officer
ReoStar Energy Corporation
3880 Hulen Street, Suite 500
Fort Worth, TX 76107

> **Re:** **ReoStar Energy Corporation**
> **Form 10-KSB/A for the Fiscal Year Ended March 31, 2008**
> **Filed July 23, 2008**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2008**
> **Filed February 13, 2009**
> **File No. 000-52316**

Dear Mr. Zouvas:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A (Amendment #1) for the Fiscal Year Ended March 31, 2008

Description of Business

General, page 1

1.   We note you disclose here and elsewhere in your document, the present value of
        your future net cash flows before income taxes, discounted at 10 percent. Please
        expand your disclosures to include the requirements of Item 10(h)(i) of
        Regulation S-B in regards to this non-GAAP financial measure. Alternatively,
        please remove this non-GAAP measure from your filing. In your response to this
        comment, please provide us with a sample of your proposed modified disclosures
        addressing all instances where you disclose this measure.

Employees, page 4

2.   To the extent your affiliates are excluded from your consolidated financial
        statements and you do not have a financial or ownership interest in them, please
        limit your disclosures of employees to those of your entity and subsidiaries. In
        your response to this comment, please provide us with a sample of your proposed
        modified disclosure.

Principal Components of our Cost Structure – Plugging Costs, page 19

3.   We not you disclose your estimated plugging costs are approximately $1,500 per
        well in the Corsicana field. We also note on page F-16 you disclose the estimated
        plugging costs to be approximately $500 per well. Finally, on page 9 of your 10-
        Q for the quarterly period ended December 31, 2008, we note you disclose your
        estimated closing costs are in the range of $2,500 or less per well. Please
        reconcile these amounts and tell us why these amounts vary.

Consolidated Statements of Operations, page F-4

4.   We note you present a tax-affected pro forma net income and earnings per share
        for the 12 months ended December 31, 2006. Please recast your net income and
        earnings per share amounts for this period so as to remove the pro forma
        adjustment for income tax expense at the statutory rate. Additionally, remove any
        references to "pro forma" from your financial statements. Please also include
        additional footnote disclosure as necessary to address any instances of
        incomparability that may result form the change in tax entity from the combined
        predecessor financial statements (the 12 months ended December 31, 2006) and
        the historical financial statements subsequent to the change in tax entity. Please
        provide us with a sample of your proposed modified disclosure.

Consolidated Statements of Cash Flows, page F-6

5.   We note you present "net cash provided (used) from discontinued operations" as a single amount within the statement of cash flows. Please note that a single-line presentation of cash flows from discontinued operations is not contemplated in FAS 95. Cash flows from discontinued operations must be presented in at least their basic categories or wholly incorporated into the statements of cash flows until the separation/disposal date. Please modify your presentation accordingly and provide us with a sample of your proposed modified disclosure.

6.   In regards to your investing activity "change in drilling reimbursements in excess of costs," please expand your disclosure to elaborate upon what this amount represents. Please also tell us what transactions or business activities have resulted in these amounts and identify the other balance sheet accounts affected by those transactions or business activities.

Note 2 – Summary of Significant Accounting Policies, page F-8

7.   Please expand your disclosure to include your accounting policy for the costs associated with your Enhanced Oil Recovery (surfactant polymer injection) project. In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

Interest Expense, page F-9

8.   We note your disclosure that your capitalized interest is amortized on a straight-line basis over a ten year period. Please tell us how you have determined your policy complies with paragraph 20 of FAS 34.

Asset Retirement Obligation, page F-11

9.   We note you have concluded that your asset retirement obligation is immaterial at March 31, 2008. Please tell us how you have concluded your asset retirement obligation, calculated pursuant to FAS 143, is immaterial for all financial statements periods presented. In your analysis, please include both quantitative and qualitative factors pursuant to the framework under SAB Topic 1.M.

Deferred Tax Liability, page F-12

10.   Please expand your disclosure to include significant components of income tax expense attributable to continuing operations for each year presented, including current tax expense or benefit, deferred tax expense or benefit, investment tax credits, operating loss carryforward benefits, or other material components. Refer to paragraph 45 of FAS 109. In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

11.   Please expand your disclosure to include the expiration dates for net operating loss carryforwards. Refer to paragraph 48 of FAS 109.

12.   We note you disclose the cumulative deferred tax liability related to the predecessor companies was recorded as an expense on the contribution date. Please tell us the following:

·   your accounting basis for the recognition of expense on the contribution date;

·   what specific financial statement line items have been impacted by your recognition of the expense and deferred tax liabilities; and,

·   the quarterly financial periods in which the amounts were recognized.

Standardized Measure of Discounted Future Net Cash Flows Relating to Oil and Gas Reserves, page F-18

13.   We note you present a subtotal for "total undiscounted future net cash flow" with your table of your standard measure of discounted future net cash flows relating to proved oil and gas reserves. Please note that a subtotal of these amounts is not contemplated within FAS 69. Please refer to Illustration 5 of Appendix A and paragraph 30 of SFAS 69 for guidance and modify your presentation accordingly.

Controls and Procedures, page 24

14.   Please expand your disclosure to address changes in internal control over financial reporting pursuant to the requirements of Item 208(T)(b) of Regulation S-K. In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

Exhibits 31.1 and 31.2

15.   We note that the introductory paragraph of your certifications include the title of the certifying officer (e.g. Chief Executive Officer of ReoStar Energy Corporation). We also note that in paragraphs 1 and 2 you refer to the period of your report (e.g. "annual" report). Please modify your certifications to remove the certifying officers' titles and period of your report so as not to imply a limitation on the scope of the certification. With limited exceptions, certifications required under Exchange Act Rules 13a-14(a) should be in the exact form set forth in Item 601(b)(31) of Regulation S-B. For more information, please refer to the March 4, 2005 Staff Alert entitled "Annual Report Reminders", a copy of which can be found on the our website at http://www.sec.gov/divisions/corpfin/cfalerts/cfalert030405.htm. This comment should also be applied to your certifications in your quarterly reports pursuant to Item 601(b)(31) of Regulation S-K.

16.   Please amend your certification to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B.

Form 10-Q for Fiscal Quarter Ended December 31, 2008

Results and Analysis of Financial Condition, Cash Flows and Liquidity, page 9

17.   Please expand your disclosure to include a discussion of the nature of the change in your balance of oil and gas properties since the last fiscal year-end. Refer to Item 303(b)(1) of Regulation S-K. In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

18.   Please expand your disclosure to include a discussion and analysis of any material changes in your results of operations with respect to the most recent fiscal year-to-date period for which an income statement is provided (e.g. the nine month period ended December 31, 2008) and the corresponding year-to-date period of the preceding fiscal year. Refer to Item 303(b)(2) of Regulation S-K. In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

Legal Proceedings, page 14

19.   We note your disclosure of certain legal contingencies. Please expand your financial statements footnote disclosure to address this item or tell us why you believe such disclosure is not necessary. Refer to paragraphs 9 thru 11 of FAS 5.

In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

Engineering Comments on Form 10-KSB for the Fiscal Year Ended March 31, 2008

Production, Revenues and Price History, page 3

20.   Please expand your table to provide the price of oil in dollars per barrel and the price of gas in dollars per Mcf. Also include your average operating costs in dollars per equivalent unit of production.

Risk Factors, page 8

21.   Please expand your disclosure to include an additional risk factor noting the higher operating costs associated with your development strategy of EOR techniques and the ramifications to you if there is a material decline in oil prices. We note your actual operating costs and production taxes of $30.38 per equivalent barrel in 2008.

Description of Properties, page 13

Barnett Shale, page 13

22.   Please expand your disclosure to include the fact that this is a natural gas producing region and that your production and reserves from this area are primarily natural gas. Also provide your production volumes for the year.

23.   It appears that you have attributed on average 85 MMCF of proved producing reserves to each the 52 proved producing completions in the Barnett Shale while you have attributed on average 598 MMCF to each of the 7 proved developed non-producing wells. Please reconcile for us this difference in reserve volumes. Please tell us the cumulative production from the 52 proved producing completions.

Corsicana Field, page 14

24.   You state that there is approximately 100 million barrels originally in place in the Corsicana Field and that there is an estimated 80% of the original reserves still in place. The cumulative production of the Corsicana Field is widely reported to be approximately 45 million barrels of oil which means oil recovery to date is approximately 45% of original oil in place. Therefore, please explain to us what

you mean by stating that 80% of the oil reserves are still in place or, alternatively, please remove this statement.

25.   Please tell us your basis for classifying over 96% of the reserves in the Corsicana Field, or 10.4 million barrels, as proved even though they are still undeveloped. This appears to imply that a 56% recovery will be achieved. Supplementally, please provide justification for these types of recoveries, especially as proved reserves.

Proven Reserves, page 14

26.   Please include the definition of proved reserves as found in Rule 4-10(a) of Regulation S-K.

27.   Please include all the disclosure required by SFAS 69.

Capital Requirements, page 21

28.   We note that you only plan to budget $3.5 million for the expansion of the Corsicana ASP project in 2009 but that in the Standardized Measure you estimate you will need over $120 million in development capital to develop your total proved undeveloped reserves and will need over $96 million to develop the undeveloped reserves in the Corsicana Field. Therefore, please expand your disclosure to indicate the total estimated capital you will need and how you plan to raise these funds. We note in the last three years you have only spent a total of $697 thousand on development costs. Therefore, please also address the timing of the development of your undeveloped reserves.

Supplemental Information on Oil and Gas Production Activities, page F-17

Estimated Quantities of Proved Oil and Gas Reserves, page F-17

29.   Please provide a table of reserve changes for both oil and gas for each of the last 3 years. Please provide an appropriate explanation for each significant change in the itemized category of changes. Please see paragraph 11 of SFAS 69.

Standardized Measure of Discounted Future Net Cash Flows Relating to Oil and Gas Reserves, page F-18

30.   Please reconcile for us the future operating costs of $15.33 per equivalent barrel with your actual operating costs of $30.38 per equivalent barrel.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Giugliano at (202) 551-3319, or Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief